

Via U.S. Mail and Facsimile

Mail Stop 4631

May 28, 2010

Keith A. Carrigan
Vice Chairman and Chief Executive Officer
IESI-BFC Ltd.
135 Queens Plate Drive, Suite 300
Toronto, Ontario, Canada M9W6VI

> **Re: IESI-BFC Ltd.**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Filed May 18, 2010**
> **File No. 333-164402**

Dear Mr. Carrigan:

We have reviewed your filing and have the following comments.

<p style="text-align:center">Amendment No. 3 to Form F-4</p>

Summary
The Merger Agreement, page 11

1. Please revise your disclosures here and elsewhere as appropriate to disclose, if known, the timeframe in which you expect to reach agreement with the Canadian Commissioner of Competition regarding the potential divestiture of certain assets. Please also disclose, if known, the assets to be disposed of and if material, quantify the impact that the disposal is expected to have on your statement of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations
of IESI-BFC
Definitions of Adjusted EBITDA and Free cash flow, page 114

2. In the last sentence before the tabular information on page 116, please remove the

statement that the information is provided "for convenience and informational purposes only," as this may suggest to investors that they are not entitled to rely on the information.

Review OF Operations – For the Three Months Ended March 31, 2010, page 119

3. Please expand/revise your discussion under results of operations for the three months ended March 31, 2010 to quantify each factor you cite as impacting your operations. For example, on page 121 you disclose that the increase in U.S. south segment operating costs was due to higher labor and vehicle operating costs. However, you have not quantified the impact of all of these items, therefore the extent to which each of these items impacted the segment's operating costs is unclear. We encourage you to provide quantification of amounts and further clarification throughout your discussion where possible, including your results by segment. See Item 303(a)(3) of Regulation S-K.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Lisa Haynes, Senior Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Joris M. Hogan, Esq. *(via facsimile 212/682-0200)*
        Daniel P. Raglan, Esq.
        Torys LLP
        237 Park Avenue
        New York, New York 10017